Exhibit 99.2

Pyxis Tankers Announces Financial Results for the Three and Six Months Ended June 30, 2020

Maroussi, Greece, August 10, 2020 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (the “Company” or “Pyxis Tankers”), a growth-oriented pure play product tanker company, today announced unaudited results for the three and six months ended June 30, 2020.

Summary

For the three months ended June 30, 2020, our Revenues, net were $5.5 million. For the same period, our time charter equivalent (“TCE”) revenues were $4.5 million, a decrease of approximately $1.0 million or 17.1% over the comparable period in 2019 primarily due to the reduction in fleet size as we sold our oldest MR in early 2020. However, our net loss decreased by $0.4 million to $1.2 million, from $1.6 million in the comparable period in 2019. For the second quarter 2020, loss per share (basic and diluted) was $0.06 and our Adjusted EBITDA was $1.1 million, which represented a decrease of $0.2 million over the comparable period in 2019. Please see “Non-GAAP Measures and Definitions” below.

Valentios Valentis, our Chairman and CEO commented:

“The chartering environment for product tankers in the second quarter of 2020 was extremely volatility. The spot market for MR’s experienced a brief spike during late April to early May, which was then followed by a rapid drop in rates until the recent stabilization of rates. The period market, albeit more stable, did encounter a material decline in activity during the quarter. The initially strong charter rates at the outset of the second quarter were primarily due to demand for floating storage of crude oil and refined petroleum products, the movement of a fair number of long-range tankers into dirty or crude trades and various arbitrage opportunities. Despite the start of a gradual but uneven economic recovery worldwide from the COVID-19 pandemic during the quarter, a drawdown of high existing product inventories has resulted in lower vessel demand. Consequently, we expect the product tanker sector to continue to experience significant volatility due to the uncertain recovery from the COVID-19 pandemic. Recently, we have focused our employment strategy for our MR’s on shorter-term, staggered time charters which has benefited the Company. In the second quarter of 2020, the average TCE for our MR’s was over $14,800/day. As of August 6, 2020, we had booked 62% of available days for the third quarter of 2020, exclusive of charterers’ options, at an average rate of $15,125 for our MR’s.

During this challenging period, we have continued to focus on the efficiencies of our operating platform, as fleet-wide daily operating expenses declined to less than $5,500 per vessel for the quarter. Total daily operational costs, which include vessel management fees and allocable G&A expenses, for our modern eco-efficient MR’s were less than $8,000. In addition, we have improved our balance sheet liquidity by selling older tonnage and refinancing some of our bank debt on attractive terms.

Overall, we maintain a positive outlook about the long-term prospects for the product tanker sector. Solid global GDP growth is expected to return with rising demand for seaborne transportation of a broad range of petroleum products. In the meantime, the supply picture looks better due to the aging global fleet, continued low ordering of new tankers and significant delays in newbuild deliveries. We look forward to taking advantage of various opportunities as they may arise in order to enhance shareholder value.

Lastly, we would like to extend our gratitude to the crews on board our vessels and onshore personnel for their continued support and professionalism to provide high quality and reliable service to our customers particularly during this difficult period of the pandemic.”

Results for the three months ended June 30, 2019 and 2020

For the three months ended June 30, 2020, we reported a net loss of $1.2 million, or $0.06 basic and diluted loss per share, compared to a net loss of $1.6 million, or $0.08 basic and diluted loss per share, for the same period in 2019. The daily TCE of $11,766 during the second quarter of 2020 was 2% higher than the relevant period in 2019, due to slightly higher rates, however, our Revenues, net during the three months ended June 30, 2020, were $5.5 million or $1.0 million lower than the comparable period in 2019. The decrease is mostly attributed to fewer available days and revenue contributed, as a result of the sale of the 2006 built MR, Pyxis Delta, in the first quarter of 2020. The sale of the vessel, also resulted in less vessel operating expenses by $0.7 million, lower depreciation by $0.3 million and less interest and finance costs, net by $0.3 million, following the repayment of the loan secured by Pyxis Delta, which more than offset the decline in Revenues, net and mitigated the loss for the three months ended June 30, 2020. Our Adjusted EBITDA was $1.1 million, representing a decrease of $0.2 million from $1.3 million for the same period in 2019.

Results for the six months ended June 30, 2019 and 2020

For the six months ended June 30, 2020, we reported a net loss of $2.4 million, or $0.11 basic and diluted loss per share, compared to a loss of $3.9 million over the comparable period in 2019. Stronger daily TCE of $11,844 and higher utilization of 89.3% during the six-month period ended June 30, 2020, compared to $11,096 and 87.3%, respectively, for the first half of 2019, resulted in an improvement in operating income to $0.1 million during the first half of 2020 compared to the operating loss of $1.0 million in the comparable period of 2019. Operating expenses, depreciation, management fees and interest and finance costs were lower as a result of the sale of Pyxis Delta and the prepayment of the associated loans, mitigating the loss in the period ended June 30, 2020.

Our Adjusted EBITDA was $2.4 million, an increase of $0.6 million from $1.8 million for the same period in 2019.

	Three Months ended June 30,		Six Months ended June 30,
	2019	2020	2019	2020
	(Thousands of U.S. dollars, except for daily TCE rates)
Revenues, net	6,456	5,489	13,180	12,124
Voyage related costs and commissions	(975)	(947)	(2,926)	(2,629)
Time charter equivalent revenues [1]	5,481	4,542	10,254	9,495

Total operating days [2]	475	386	924	802

Daily time charter equivalent rate [1,2]	11,542	11,766	11,096	11, 844

1 Subject to rounding; please see “Non-GAAP Measures and Definitions” below

2 Pyxis Delta was sold on January 13, 2020, and has been excluded from the calculation for the six months ended June 30, 2020 (the vessel had been under TC employment for approximately 2 days in January 2020 when it was redelivered from charterers in order to be sold).

Management’s Discussion and Analysis of Financial Results for the Three Months ended June 30, 2019 and 2020 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $5.5 million for the three months ended June 30, 2020, represented a decrease of $1.0 million, or 15.0%, from $6.5 million in the comparable period in 2019, as a result of less available days and revenue contribution following the sale of our oldest MR, Pyxis Delta, in the first quarter of 2020, partially offset by higher charter rates.

Voyage related costs and commissions: Voyage related costs and commissions of $1.0 million for the three months ended June 30, 2020 remained relatively stable over the comparable period in 2019.

Vessel operating expenses: Vessel operating expenses of $2.5 million for the three months ended June 30, 2020, represented a significant decrease of $0.7 million, or 20.6%, from $3.2 million in the comparable period in 2019 mainly attributed to the vessel sale.

General and administrative expenses: General and administrative expenses of $0.5 million for the three months ended June 30, 2020, represented a decrease of less than $0.1 million, or 12.3%, from the comparable period in 2019 due to timing of certain incurred costs.

Management fees: For the three months ended June 30, 2019, management fees paid to our ship manager, Pyxis Maritime Corp. (“Maritime”), an entity affiliated with our Chairman and Chief Executive Officer, Mr. Valentis, and to International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, also decreased, as a result of one less vessel, by $0.1 million from $0.4 million in the comparable period of 2019.

Amortization of special survey costs: Amortization of special survey costs of less than $0.1 million for the three months ended June 30, 2020, represented a decrease of 30.4% compared to the same period in 2019, due to the write-off of the remaining unamortized balance associated with the sale of vessel.

Depreciation: Depreciation of $1.1 million for the three months ended June 30, 2020, represented a decrease of $0.3 million or 19.8% compared to the three months ended June 30, 2019, due to fewer depreciable days for a five vessel fleet during the second quarter of 2020, compared to the depreciable days for a six vessel fleet during the second quarter of 2019.

Interest and finance costs, net: Interest and finance costs, net, of $1.2 million for the three months ended June 30, 2020, represented a decrease of $0.3 million, or 18.7%, from $1.5 million in the comparable period in 2019. The decrease was mainly attributed to the prepayment of the debt following the sale of Pyxis Delta and to the lower LIBOR rates paid on floating rate bank debt compared to the same period of 2019.

Management’s Discussion and Analysis of Financial Results for the Six Months ended June 30, 2019 and 2020 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $12.1 million for the six months ended June 30, 2020, represented a decrease of $1.1 million, or 8.0%, from $13.2 million in the comparable period in 2019. The decrease in revenues, net during the six-month period ended June 30, 2020 was mostly attributed to the sale of the Pyxis Delta, on January 13, 2020, which resulted in the decrease of our total available days from 1,058 days during the six months ended June 30, 2019, to 898 days during the same period in 2020. Furthermore, the decrease in our revenues, net was also a function of lower spot chartering activity of our MRs during the six-month period ended June 30, 2020, compared to the same period in 2019, partially offset by higher rates.

Voyage related costs and commissions: Voyage related costs and commissions of $2.6 million for the six months ended June 30, 2020, represented a decrease of $0.3 million, or 10.2%, from $2.9 million in the comparable period in 2019. For the six months ended June 30, 2020, our MRs were on spot charters for 29 days in total, compared to 48 days for the respective period in 2019. This lower spot chartering activity for our MRs contribute to less voyage costs as under spot charters, all voyage expenses are typically borne by us rather than the charterer. Furthermore, the decrease in revenues, net during the six-months ended June 30, 2020, resulted in lower broker commissions compared to the same period in 2019, contributing further to the decrease in voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $5.2 million for the six months ended June 30, 2020, represented a significant decrease of $1.2 million, or 18.3%, from $6.4 million in the comparable period in 2019. This is mainly attributed to the sale of Pyxis Delta.

General and administrative expenses: General and administrative expenses of $1.1 million for the six months ended June 30, 2020, represented a slight decrease of less than $0.1 million, or 6.2%, from the comparable period in 2019, due to improved cost efficiencies.

Management fees: For the six months ended June 30, 2020, management fees payable to Maritime and ITM of $0.8 million in the aggregate, represented a decrease of less than $0.1 million compared to the six months ended June 30, 2019, as a result of the vessel sale.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the six months ended June 30, 2020, represented a decrease of 17.1%, compared to the same period in 2019 due to the write-off of the amortization of special survey costs for Pyxis Delta, after vessel sale.

Depreciation: Depreciation of $2.2 million for the six months ended June 30, 2020, represented a decrease of $0.5 million compared to the same period in 2019, due to less depreciable days for a five vessel fleet in 2020 as compared with the depreciable days for a six vessel fleet for the same period in 2019.

Interest and finance costs, net: Interest and finance costs, net, of $2.5 million for the six months ended June 30, 2020, represented a decrease of $0.4 million, or 13.4%, from $2.9 million in the comparable period in 2019. The decrease was attributable to lower LIBOR rates paid on floating rate bank debt compared to the same period in 2019 and the prepayment of the associated outstanding loan of Pyxis Delta upon its sale. The total borrowings outstanding decreased to $51.7 million at June 30, 2020 from $61.2 million a year earlier.

Unaudited Interim Consolidated Statements of Comprehensive Loss

For the three months ended June 30, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three Months Ended	Three Months Ended
	June 30, 2019	June 30, 2020

Revenues, net	6,456	5,489

Expenses:
Voyage related costs and commissions	(975)	(947)
Vessel operating expenses	(3,150)	(2,500)
General and administrative expenses	(626)	(549)
Management fees, related parties	(180)	(151)
Management fees, other	(233)	(194)
Amortization of special survey costs	(69)	(48)
Depreciation	(1,364)	(1,094)
Bad debt provisions	13	-
Operating (loss) / income	(128)	6

Other expenses:
Loss from financial derivative instrument	(4)	(1)
Interest and finance costs, net	(1,474)	(1,198)
Total other expenses, net	(1,478)	(1,199)

Net loss	(1,606)	(1,193)

Loss per common share, basic and diluted	$(0.08)	$(0.06)

Weighted average number of common shares, basic and diluted	21,084,618	21,490,666

Unaudited Interim Consolidated Statements of Comprehensive Loss

For the six months ended June 30, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Six Months Ended	Six Months Ended
	June 30, 2019	June 30, 2020

Revenues, net	13,180	12,124

Expenses:
Voyage related costs and commissions	(2,926)	(2,629)
Vessel operating expenses	(6,402)	(5,228)
General and administrative expenses	(1,187)	(1,113)
Management fees, related parties	(359)	(332)
Management fees, other	(465)	(432)
Amortization of special survey costs	(117)	(97)
Depreciation	(2,705)	(2,189)
Gain from the sale of vessel, net	-	7
Bad debt provisions	(26)	-
Operating (loss) / income	(1,007)	111

Other income / (expenses):
(Loss) / Gain from financial derivative instrument	(25)	2
Interest and finance costs, net	(2,905)	(2,516)
Total other expenses, net	(2,930)	(2,514)

Net loss	(3,937)	(2,403)

Loss per common share, basic and diluted	$(0.19)	$(0.11)

Weighted average number of common shares, basic and diluted	21,072,472	21,455,291

Consolidated Balance Sheets

As of December 31, 2019 and June 30, 2020 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2019	June 30, 2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,441	$10
Restricted cash, current portion	535	701
Inventories	501	502
Trade accounts receivable	1,243	463
Less: Allowance for credit losses	-	(9)
Trade accounts receivable, net	1,243	454
Vessel held-for-sale	13,190	-
Prepayments and other assets	325	78
Total current assets	17,235	1,745

FIXED ASSETS, NET:
Vessels, net	87,507	85,318
Total fixed assets, net	87,507	85,318

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	3,200	3,200
Financial derivative instrument	1	3
Deferred charges, net	779	837
Prepayments and other assets	47	198
Total other non-current assets	4,027	4,238
Total assets	$108,769	$91,301

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$8,984	$2,939
Trade accounts payable	4,538	3,360
Due to related parties	6,849	1,286
Hire / freight collected in advance	1,415	27
Accrued and other liabilities	750	813
Total current liabilities	22,536	8,425

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	49,233	48,175
Promissory note	5,000	5,000
Total non-current liabilities	54,233	53,175

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized; 21,370,280 and 21,491,475 shares issued and outstanding as at December 31, 2019 and June 30, 2020, respectively)	21	21
Additional paid-in capital	75,154	75,267
Accumulated deficit	(43,175)	(45,587)
Total stockholders’ equity	32,000	29,701
Total liabilities and stockholders’ equity	$108,769	$91,301

Unaudited Consolidated Statements of Cash Flows

For the six months ended June 30, 2019 and 2020

(Expressed in thousands of U.S. dollars)

	Six Months Ended	Six Months Ended
	June 30, 2019	June 30, 2020

Cash flows from operating activities:
Net loss	(3,937)	(2,403)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	2,705	2,189
Amortization of special survey costs	117	97
Amortization and write-off of financing costs	131	153
(Loss) / Gain from financial derivative instrument	25	(2)
Gain on sale of vessel, net	-	(7)
Bad debt provisions	26	-
Issuance of common stock under the promissory note	-	56

Changes in assets and liabilities:
Inventories	103	(1)
Trade accounts receivable, net	2,150	780
Prepayments and other assets	(237)	96
Special survey cost	(480)	(155)
Trade accounts payable	(178)	(1,088)
Due to related parties	1,625	(5,563)
Hire / freight collected in advance	952	(1,388)
Accrued and other liabilities	181	120
Net cash provided by / (used in) operating activities	3,183	(7,116)

Cash flow from investing activities:
Proceeds from the sale of vessel, net	-	13,197
Ballast water treatment system installation	(268)	(56)
Net cash (used in) / provided by investing activities	(268)	13,141

Cash flows from financing activities:
Repayment of long-term debt	(2,201)	(7,256)
Gross proceeds from issuance of common stock	43	-
Common stock offering costs	(1)	(34)
Net cash used in financing activities	(2,159)	(7,290)

Net increase / (decrease) in cash and cash equivalents and restricted cash	756	(1,265)

Cash and cash equivalents and restricted cash at the beginning of the period	4,204	5,176

Cash and cash equivalents and restricted cash at the end of the period	4,960	3,911

Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of June 30, 2020, we were required to maintain minimum liquidity of $3.9 million including reserves for special surveys and dry dockings. Total cash and cash equivalents, including restricted cash, aggregated $3.9 million as of June 30, 2020.

Total funded debt (in thousands of U.S. dollars), net of deferred financing costs:

	As of December	As of June
	31, 2019	30, 2020
Funded debt	$58,217	$51,114
Promissory Note - related party	5,000	5,000
Total	$63,217	$56,114

Our weighted average interest rate on our total funded debt for the six months ended June 30, 2020 was 8.1%.

On January 13, 2020, pursuant to the sale agreement that we entered into in late 2019, Pyxis Delta was delivered to her buyers. The total net proceeds from the sale of the vessel were approximately $13.2 million, $5.7 million of which was used to prepay the loan facility secured by Pyxis Delta and Pyxis Theta and $7.5 million for the repayment of our liabilities to Maritime and obligations to our trade creditors.

On April 3, 2020, we issued 71,007 restricted common shares to Maritime Investors Corp., a company related to Mr. Valentios Valentis, our chairman and chief executive officer, at the volume weighted average closing share price for the 10-day period immediately prior to the quarter end, related to the settlement of interest due under the second amendment to the Amended & Restated Promissory Note.

At June 30, 2020, we had a total of 21,491,475 common shares issued and outstanding of which Mr. Valentis beneficially owned 80.7%.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating or non-recurring charges, such as vessel impairment charges, gain from debt extinguishment and stock compensation. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net loss, as reflected in the Unaudited Consolidated Statements of Comprehensive Loss to EBITDA and Adjusted EBITDA:

	Three Months Ended		Six Months Ended
(In thousands of U.S. dollars)	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Reconciliation of Net loss to Adjusted EBITDA

Net loss	$(1,606)	$(1,193)	$(3,937)	$(2,403)

Depreciation	1,364	1,094	2,705	2,189

Amortization of special survey costs	69	48	117	97

Interest and finance costs, net	1,474	1,198	2,905	2,516

EBITDA	$1,301	$1,147	$1,790	$2,399

Loss / (Gain) from financial derivative instrument	4	1	25	(2)

Gain from the sale of vessel, net	-	-	-	(7)

Adjusted EBITDA	$1,305	$1,148	$1,815	$2,390

Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. Daily TCE is not calculated in accordance with U.S. GAAP. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes daily TCE to assist them in making decisions regarding employment of the vessels. We calculate daily TCE by dividing Revenues, net after deducting Voyage related costs and commissions, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate utilization (“Utilization”) by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

EBITDA, Adjusted EBITDA and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net and Net income. Our presentation of EBITDA, Adjusted EBITDA and daily TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

Recent Daily Fleet Data:
(Amounts in U.S.$)		Three Months Ended		Six Months Ended
		June 30, 2019	June 30, 2020*	June 30, 2019	June 30, 2020*
Eco-Efficient MR2: (2 of our vessels)
	TCE	14,278	14,410	13,673	15,060
	Opex	5,775	6,017	5,771	5,966
	Utilization %	100.0%	98.8%	100.0%	98.0%
Eco-Modified MR2: (1 of our vessels)
	TCE	13,297	15,697	12,809	15,286
	Opex	6,746	5,493	7,228	6,078
	Utilization %	100.0%	100.0%	98.0%	100.0%
Standard MR2: (1 of our vessels)
	TCE	12,369	-	12,329	-
	Opex	5,994	-	5,959	-
	Utilization %	99.7%	-	100.0%	-
Small Tankers: (2 of our vessels)
	TCE	4,939	5,451	4,981	5,533
	Opex	5,160	4,946	5,319	4,954
	Utilization %	61.0%	69.8%	63.8%	75.5%
Fleet: (6 vessels / 5 vessels) *
	TCE	11,542	11,766	11,096	11,844
	Opex	5,768	5,484	5,895	5,584
	Utilization %	87.0%	87.1%	87.3%	89.3%

* Pyxis Delta was sold on January 13, 2020, and has been excluded from the calculations for the three and six months ended June 30, 2020 (the vessel had been under TC employment for approximately 2 days in January when it was re-delivered from charterers in order to be sold).

Subsequent Events

On July 1, 2020, the Company issued 68,410 of common shares at the volume weighted average closing share price for the 10 day period immediately prior to the quarter end related to the settlement of interest due under the second amendment to the Amended & Restated Promissory Note.

On July 8, 2020, Seventhone (the Company’s subsidiary that owns the Pyxis Theta) entered into a new five year $15.3 million secured loan agreement, for the purpose of refinancing the outstanding indebtedness under the previous loan facility. The proceeds were used to prepay the outstanding indebtedness of $11.3 million in full as well as provide for working capital.

Conference Call and Webcast

We will host a conference call to discuss our results at 4:30 p.m., Eastern Time, on Monday, August 10, 2020.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Pyxis Tankers”.

A telephonic replay of the conference call will be available until Monday, August 17, 2020, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). The access code required for the replay is: 5478965#.

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events & Presentations page.

Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://event.on24.com/wcc/r/2402820/A0A878CB6684BA4A9DE320FAD1C9E970

An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

The information discussed on the conference call, or that can be accessed through, Pyxis Tankers Inc.’s website is not incorporated into, and does not constitute part of this report.

About Pyxis Tankers Inc.

We own a modern fleet of five tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. Pyxis Tankers is positioned to opportunistically expand and maximize the value of its fleet due to competitive cost structure, strong customer relationships and an experienced management team, whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information discussed contained in, or that can be accessed through, Pyxis Tankers Inc.’s website, is not incorporated into, and does not constitute part of this report.

Pyxis Tankers Fleet (as of August 6, 2020)

			Carrying			Charter	Earliest
		Vessel	Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Type	(dwt)	Built	Charter	per day (1)	Date
Pyxis Epsilon [2]	SPP / S. Korea	MR	50,295	2015	Time	$13,500	October 2020
Pyxis Theta [3]	SPP / S. Korea	MR	51,795	2013	Time	$16,750	September 2020
Pyxis Malou [4]	SPP / S. Korea	MR	50,667	2009	Time	$18,000	August 2020
Northsea Alpha [5]	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta [5]	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			170,019

1)	Charter rates are gross and do not reflect any commissions payable.
2)	The charterer has the option to extend the charter at a gross rate of $15,000 for a further 3 months and $16,500 for an additional 3 months thereafter
3)	Pyxis Theta is contracted with a charterer’s right to extend the charter at the same rate to November, 2020
4)	Pyxis Malou is contracted with a charterer’s right to extend the charter at the same rate to November, 2020
5)	Northsea Alpha & Northsea Beta are scheduled to have their special surveys during the fourth quarter of 2020 with expected off-hire 20 days per vessel and cost of $0.35 million each

Forward Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 applicable securities laws. The words “expected”, “estimated”, “scheduled”, “could”, “should”, “anticipated”, “long-term”, “opportunities”, “potential”, “continue”, “likely”, “may”, “will”, “positioned”, “possible”, “believe”, “expand” and variations of these terms and similar expressions, or the negative of these terms or similar expressions, are intended to identify forward-looking information or statements. But the absence of such words does not mean that a statement is not forward-looking. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19 on our financial condition and operations and the product tanker industry in general, are forward-looking statements. Forward-looking information is based on the opinions, expectations and estimates of management of Pyxis Tankers Inc. (“we”, “our” or “Pyxis”) at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Although we believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, those are not guarantees of our future performance and you should not place undue reliance on the forward-looking statements and information because we cannot give any assurance that they will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties and actual results and future events could differ materially from those anticipated or implied in such information. Factors that might cause or contribute to such discrepancy include, but are not limited to, the risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2019 and our other filings with the Securities and Exchange Commission (the “SEC”). The forward-looking statements and information contained in this presentation are made as of the date hereof. We do not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except in accordance with U.S. federal securities laws and other applicable securities laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.